Mail Stop 3010

September 17, 2009

VIA U.S. MAIL and FAX (212) 793-1986

Jerry Pascucci
President & Director
Smith Barney Diversified Futures Fund L.P. II
c/o Citigroup Managed Futures LLC
55 East 59th Street – 10th Floor
New York, New York 10022

      Re: Smith Barney Diversified Futures Fund L.P. II
           Form 10-K for Fiscal Year Ended
           December 31, 2008
           Filed March 31, 2009
           File No. 000-51282

Dear Mr. Pacucci:

      We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2008

Item 1. Business, page 2

1. Please provide an overview of your investment strategy. Your discussion should address how the allocation of assets among the Advisors is determined, how the General Partner can modify those allocations and how the General Partner can appoint or remove an advisor. Confirm that you will provide similar disclosure in your future filings.

2. Please tell us the allocation by sector of total partnership assets as of the end of the fiscal year. We note that your MD&A disclosure includes the allocation to each trading advisor, but the overall mix of assets in your portfolio is not clear. Confirm that you will include similar disclosure in future filings.

3. Please describe to us the regulatory provisions applicable to your business. Discuss any position limits that the CFTC imposes on related agricultural products and those that may be imposed on energy commodities. Describe any additional position limits imposed by the exchanges. Please disclose any related risks in the Risk Factors section. Confirm that you will provide similar disclosure in future filings.

Item 1.A. Risk Factors, page 4

4. We note your disclosure that pending legislation could limit trading by speculators in futures markets and that other potentially adverse regulatory initiatives could develop suddenly and without notice. Please provide us with a more specific description of any current or proposed limits and discuss how such limits would impact your trading strategy. Confirm that you will provide similar disclosure in future filings.

Part II, page 20

Item 6. Selected Financial Data, page 20

5. Please tell us net asset value on a per unit basis as of the end of each period presented. Confirm that you will provide similar disclosure in future filings.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 20

6. Please tell us, if known, the sector allocation by percentage for each of the trading advisor funds where you have invested as of the end of the last fiscal year. Tell us what consideration you have given to including this information in your filing.

Campbell & Company, Inc., page 21

7. Please tell us whether the trading program utilized by Campbell & Company is discretionary or systematic and whether there have been any changes to the trading program over the past year. Confirm that you will provide similar disclosure in future filings.

Liquidity, page 23

8. Please tell us whether you have been subject to margin calls. If so, quantify the amount of such margin calls in your most recent three fiscal years and confirm that you will provide similar disclosure, as applicable, in your future filings.

Capital Resources, page 24

9. Please explain how redemptions are funded. Clarify how the Partnership obtains the cash needed for redemption payments and, to the extent the Partnership liquidates positions to fund redemptions, please explain how the General Partner decides which positions to liquidate. Confirm that you will provide similar disclosure in future filings.

Results of Operations, page 25

10. To the extent that changes in net asset value reflect material changes in interest income, please describe to us the impact and reasons for changes in your interest income.

11. We note that you have disclosed net trading gain through investments in the Funds on an aggregate basis. Please tell us the net trading gain realized from each Fund separately and tell us what consideration you have given to including this information in the Results of Operations disclosure.

The Partnership's Trading Value at Risk in Different Market Sectors, page 29

12. Please describe to us in more detail the information conveyed in the tables under this heading. Clarify, if true, that the tables reflect each Fund's total value at risk but do not measure the Partnership's overall portfolio value at risk. Confirm that you will provide similar clarification in future filings.

Part III, page 35

Item 10. Directors, Executive Officers and Corporate Governance, page 35

13. Please provide the disclosure required by Item 401 of Regulation S-K for the executive officers and directors of your General Partner. Confirm that you will provide similar disclosure in future filings. In addition, please revise Item 12 to disclose the shares beneficially owned by these individuals, as required by Item 403 of Regulation S-K.

Item 15. Exhibits, Financial Statement Schedules, page 36

14. We note that you incorporate some of your exhibits by reference by indicating that the documents were "previously filed." In future filings, please specifically identify the prior filing or submission in accordance with Item 10(d) of Regulation S-K. Please also supplementally provide us with this information for all material contracts that are included as exhibits to this Form 10-K.

Signatures, page 37

15. Please confirm that Jennifer Magro is also your principal accounting officer or controller.

Form 10-Q for the quarter ended March 31, 2009 and June 30, 2009

Exhibits 31.1 and 31.2

16. The required certifications must be in the exact form prescribed and the wording of the required certifications may not be changed in any respect. We note, in paragraph 4(d), you omitted the parenthetical: "(The registrant's fourth fiscal quarter in the case of an annual report)." In future filings please ensure that the certifications are in the exact form currently set forth in Item 601(b)(31) of Regulation S-K.

* * * *

Please respond to our comments within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Angela McHale, Attorney Advisor, at (202) 551-3402, or Sonia Barros, Special Counsel at (202) 551-3655 if you have questions regarding the comments.

Sincerely,

Kevin Woody
Branch Chief